

02035003

PE 5-1-02

1-13372

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH. D.C. 155 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May, 2002

**KOREA ELECTRIC POWER CORPORATION**
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No √

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).



KOREA ELECTRIC POWER CORPORATION
167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA
TEL 822-3456-4260~7 FAX 822-556-3694

May 14, 2002

At the 42nd general shareholders' meeting of Korea Electric Power Corporation ("KEPCO") held on May 11, 2002, the following agenda was approved by the shareholders of KEPCO:

| 1. Agenda | 1. Selection of the president of KEPCO<br>2. Selection of the auditor of KEPCO<br>3. Selection of the directors of KEPCO |
|---|---|
| 2. Resolutions | 1. Selection of the president of KEPCO<br>: Kang, Dong Suk<br>2. Selection of the auditor of KEPCO<br>: Ahn, Wang Seon<br>3. Selection of the directors of KEPCO<br>: Park, Soon Yong<br>Park, Hee Gab<br>Sung, Gi Taek |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION



By:______________________________

Name: Chung, Soo Eun

Title: Chief Financial Officer